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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KOSAN BIOSCIENCES INCORPORATED
(Name of Subject Company (Issuer))

KB ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

50064W107
(CUSIP Number of Class of Securities)

Sandra Leung
Senior Vice President, General
Counsel & Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Susan Webster
Ronald Cami
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$246,148,958	$9,673.65

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 44,754,356 shares of Kosan Biosciences Incorporated common stock (which represents the number of shares, including outstanding, in-the-money options, warrants and restricted stock units, outstanding as of May 27, 2008, the most recent practicable date) by $5.50 per share, which is the offer price.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by .0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) KB Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, including all rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Kosan Biosciences Incorporated, a Delaware corporation (the "Company"), at a purchase price of $5.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2008 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Kosan Biosciences Incorporated, a Delaware corporation. The Company's principal executive offices are located at 3832 Bay Center Place, Hayward, CA 94545. The Company's telephone number at such address is (510) 732-8400.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, including all rights to purchase Series A Junior Participating Preferred Stock, of the Company. The Company has advised Parent that, on May 27, 2008, 42,656,290 Shares were issued and outstanding, 4,173,806 Shares were reserved for issuance upon the exercise of stock options and warrants outstanding on that date, 469,505 Shares were subject to outstanding restricted stock units outstanding on that date and 178,638 Shares were reserved for issuance pursuant to the Company's employee stock purchase plan.

        (c)   The information set forth in the section in the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) through (c)    This Schedule TO is filed by Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Agreements," "The License Agreement" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Agreements," "The License Agreement," "Purpose

of the Offer; Plans for Company" and "Certain Effects of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "The Transaction Agreements" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Agreements" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

        (a)(2)    The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)    The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)    The information set forth in the sections of the Offer to Purchase entitled "Source and Amount of Funds," "Certain Effects of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5)    None.

        (b)         The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 29, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Bristol-Myers Squibb Company and Kosan Biosciences Incorporated on May 29, 2008.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 29, 2008.
(a)(5)(C)	Press Release issued by Bristol-Myers Squibb Company on May 29, 2008.
(b)	Not applicable.
(d)(A)	Agreement and Plan of Merger, dated as of May 28, 2008, by and among Bristol-Myers Squibb Company, KB Acquisition Corp. and Kosan Biosciences Incorporated.
(d)(B)	Stockholder Agreement, dated as of May 28, 2008, by and among Bristol-Myers Squibb Company, KB Acquisition Corp. and the executive officers and directors of Kosan Biosciences Incorporated.
(d)(C)	Standstill Agreement, dated as of May 15, 2008, by and between Bristol-Myers Squibb Company and Kosan Biosciences Incorporated.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KB ACQUISITION CORP.
By	/s/ Jeremy Levin
	Name:	Jeremy Levin
	Title:	President
	Date:	May 29, 2008
BRISTOL-MYERS SQUIBB COMPANY
By	/s/ James M. Cornelius
	Name:	James M. Cornelius
	Title:	Chairman of the Board and Chief Executive Officer
	Date:	May 29, 2008

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 29, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release issued by Bristol-Myers Squibb Company and Kosan Biosciences Incorporated on May 29, 2008.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 29, 2008.
(a)(5)(C)	Press Release issued by Bristol-Myers Squibb Company on May 29, 2008.
(b)	Not applicable.
(d)(A)	Agreement and Plan of Merger, dated as of May 28, 2008, by and among Bristol-Myers Squibb Company, KB Acquisition Corp. and Kosan Biosciences Incorporated.
(d)(B)	Stockholder Agreement, dated as of May 28, 2008, by and among Bristol-Myers Squibb Company, KB Acquisition Corp. and the executive officers and directors of Kosan Biosciences Incorporated.
(d)(C)	Standstill Agreement, dated as of May 15, 2008, by and between Bristol-Myers Squibb Company and Kosan Biosciences Incorporated.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE